SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: September 17, 2014

List of materials

Documents attached hereto:

i) Press release announcing Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2015 Due to the Impairment of Goodwill in the Mobile Communications Segment

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

    No. 14-089E
3:00 P.M. JST, September 17, 2014

Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2015 Due to the Impairment of Goodwill in the Mobile Communications Segment

Tokyo, September 17, 2014 – As a result of revising the Mobile Communications (“MC”) segment’s Mid-Range Plan (“MRP”), as discussed below, Sony Corporation will record an impairment charge of approximately 180 billion yen, the entire amount of goodwill in the MC segment, in the second quarter of the current fiscal year.  As a result, Sony Corporation has revised its consolidated results forecast for the fiscal year ending March 31, 2015 (April 1, 2014 to March 31, 2015) as follows:

1.	Consolidated Results Forecast for the Fiscal Year Ending March 31, 2015

	(Billions of yen)			Change - September Forecast vs.
	September Forecast	July Forecast	March 31, 2014 Results	July Forecast	March 31, 2014 Results
Sales and operating revenue	¥7,800	¥7,800	¥7,767.3	-%	+0.4%
Operating income (loss)	(40)	140	26.5	-	-
Income (loss) before income taxes	(50)	130	25.7	-	-
Net loss attributable to Sony Corporation’s stockholders	(230)	(50)	(128.4)	-	-

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

There has been no change in the assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015 from those used in the July Forecast:  approximately 103 yen to the U.S. dollar and approximately 137 yen to the euro.

Reflecting the above-mentioned impairment charge in the MC segment, the forecasts for consolidated operating income (loss), income (loss) before income taxes, and net loss attributable to Sony Corporation’s stockholders were revised downwards by approximately 180 billion yen, respectively.  No other factors have been incorporated into the above revised consolidated results forecast.

2.	The background and reason for impairment charge

As previously disclosed, in light of the historical results and the operating environment surrounding the MC segment, Sony began a review of its MRP for the MC segment in July 2014 and has revised the MRP for the MC segment.  This new MRP reflects lower expected future cash flows compared to the previous MRP.  As a result, Sony determined that the fair value of the MC business has decreased.  Accordingly, Sony will record an impairment charge of approximately 180 billion yen, the entire amount of goodwill in the MC segment, in the second quarter of the current fiscal year.

The previous MRP was focused principally on achieving significant sales growth.  The new MRP was modified to address the significant change in the market and competitive environment of the mobile business.  Under the new MRP, the overarching strategy for the MC segment has been revised to reduce risk and volatility, and to deliver more stable profits.  This revision includes changing the strategy of the MC segment in certain geographical areas, concentrating on its premium lineup, and reducing the number of models in its mid-range lineup.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/

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